CTS Corporation Corporate Office	905 West Boulevard North Elkhart, Indiana 46514	Phone 574-523-3800 Fax 574-293-6146 www.ctscorp.com

September 5, 2013

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Stephen Krikorian, Accounting Branch Chief Amanda Kim, Staff Accountant Barbara Jacobs, Assistant Director Matthew Crispino, Staff Attorney

Re:	CTS Corporation

Form 10-K for the fiscal year ended December 31, 2012

Filed February 25, 2013

File No. 001-04639

Ladies and Gentlemen:

CTS Corporation, an Indiana corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 22, 2013 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) filed on February 25, 2013.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the fiscal Year Ended December 31, 2012

Part III (incorporated by reference to the definitive proxy statement filed on April 17, 2013)

General

1.

Please confirm that during fiscal 2012 the company did not engage in any transactions with related persons required to be disclosed under Item 404(a) of Regulation S-K. Also, we note the disclosure on page 12 that you do not have a written policy specific to transactions with related persons, although you do have

United States Securities and Exchange Commission

Division of Corporation Finance

September 5, 2013

written policies and procedures related to conflicts of interest involving your directors. Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b) of Regulation S-K.

Response:

CTS acknowledges the Staff’s comment and confirms that during fiscal 2012 the Company did not engage in any transaction with related persons required to be disclosed under Item 404(a) of Regulation S-K. For further clarification, CTS will provide the following disclosure in future filings:

“In addition to reviewing any situation that might be construed to disqualify a director as independent and any potential director conflict of interest, the Nominating and Governance Committee reviews any transactions that are required to be reported under Item 404(a) of Regulation S-K, and if appropriate, recommends that the Board approve such transactions. The Board of CTS would then review and, if appropriate, approve any such transactions.”

PART II (incorporated by reference to the 2012 Annual Report to Shareholders)

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 10

2.	We note from your disclosure on page 43 that the company has indefinitely reinvested $199 million of the undistributed earnings from certain foreign subsidiaries. Tell us what consideration you gave to disclosing the amount of cash and investments that are currently held outside of the U.S. in jurisdictions subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response:

Item 303(a)(1) of Regulation S-K states a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” The Company’s historic long-term position has been that all of its foreign earnings are permanently invested and will not be repatriated. Based on information known to the company at the time of its December 31, 2012 Form 10-K filing, its plan was to invest these earnings to provide for continued growth in foreign jurisdictions, to launch new products, expand market penetration, pursue foreign acquisitions and

United States Securities and Exchange Commission

Division of Corporation Finance

September 5, 2013

provide intercompany financing. The Company’s position was consistent with its long-standing strategy of maintaining a global footprint. Accordingly, the Company does not believe it is necessary to disclose the impact associated with the repatriation of undistributed earnings of foreign subsidiaries as there were no plans or intentions of distributing any of the cumulative earnings to the U.S. parent company.

When considering the extent of the Company’s liquidity disclosure, the Company determined that U.S. liquidity and expected cash generated from U.S. operations will be sufficient to fund U.S. operations. The Company acknowledges the Staff’s comment and confirms that it will enhance the discussion of Liquidity and Capital Resources in future MD&A discussions by disclosing the amount of cash and cash equivalents held by foreign subsidiaries that would be subject to potential tax associated with the repatriation of undistributed earnings on foreign subsidiaries, as follows:

“As of “Applicable Date”, the amount of cash and cash equivalents held by foreign subsidiaries was $xx.x million. If these funds are needed for our operations in the U.S., we would be required to accrue U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not require us to repatriate them to fund our U.S. operations, which have sufficient liquidity. Any repatriation may not result in significant cash income tax payments as the taxable event would likely be offset by the utilization of the then available net operating losses and tax credits.”

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies

Revenue Recognition, page 23

3.	Please tell us whether you have bill and hold sale arrangements. In this regard, we note your disclosure that revenue is recognized when title transfers and the risk and rewards of ownership have been transferred to the customer. If you have such arrangements, tell us how your accounting for such arrangements complies with ASC 605-10-S99, A3a. Further, you state that generally revenue is recognized at time of shipment. Describe the instances for when revenue is not recognized upon shipment.

United States Securities and Exchange Commission

Division of Corporation Finance

September 5, 2013

Response:

As defined by ASC 605-10-S99, A3a, the Company does not have bill and hold sale arrangements. In instances where the Company has invoiced the customer, but the inventory is held at the Company’s premises, revenue is not recognized until the finished goods have shipped, title and risk of loss have passed to the customer, and the earnings process is complete. Until the earnings process is complete and revenue is recognized, the Company records customer advances as a current liability in its consolidated balance sheet.

There are two instances when CTS does not recognize revenue upon shipment. These instances are:

•

Arrangements with arrival shipping terms (delivered at terminal, delivered at place or delivered duty paid) are destination terms where the seller has to bear all costs and risk needed to bring the goods to the country of destination. Revenue is not recognized until the customer receives the goods.

•	Under consignment arrangements where the title does not pass until the product is consumed by the customer.

4.	Tell us how you are accounting for warranties or indemnifications to your customers. In addition, tell us what consideration you gave to the disclosures outlined in ASC 460-10-50-8.

Response:

Under CTS’ standard terms of sale, warranties are limited and the financial accruals are not material. In limited circumstances, CTS has entered into contracts with customers where a warranty accrual is appropriate. Warranty liabilities are established, when appropriate, on an accrual basis to properly match the expense with the related revenue. The Company establishes a warranty liability if it is probable that customers will make claims under warranties relating to goods that have been sold and based on available information that claims can be reasonably estimated. Satisfaction of the “reasonably estimable” condition normally depends on experience or history. Warranty liability balances are analyzed quarterly to ensure proper charges to the statement of earnings and an appropriate warranty liability in the balance sheet.

Warranty expense was $0.3 million, or 0.05% of net sales, for the year ended December 31, 2012. There was no warranty expense for the year ended December 31, 2011. The warranty liability was 1.1% and 0.8% of current liabilities as of December 31, 2012 and 2011, respectively. In future filings, the Company will disclose the nature of the warranties and provide the disclosures required by ASC 460-10-50-8, including the tabular reconciliation, if they are material. The Company has considered the past amounts to be immaterial and accordingly did not believe disclosure was necessary.

United States Securities and Exchange Commission

Division of Corporation Finance

September 5, 2013

NOTE C — Fair Value Measurements, page 29

5.	We note your disclosure indicates that the purchase price allocation for each of your acquisitions was based on a third-party valuation report. Please describe what consideration you gave to Question 141.02 of the Compliance and Disclosure Interpretations: Securities Action Sections as issued by the Division of Corporation Finance.

Response:

In considering Question 141.02 of the Compliance and Disclosure Interpretations: Securities Action Sections as issued by the Division of Corporation Finance, the Company concluded that, while a third party valuation report was used to assist the Company in the purchase price allocations, the Company’s management is ultimately responsible for determining the allocation. In future filings, when applicable, the Company will provide the following disclosure for further clarification:

“The allocations for goodwill and other intangible assets are prepared by the Company’s management utilizing a third-party valuation report and other tools available to the Company, including review with the acquired company’s management and historical data from the Company’s prior acquisitions.”

NOTE M — Contingencies, page 46

6.	We note you indicate in your risk factor that the Company’s results of operations, cash flow, and financial position could be adversely affected by unknown costs, penalties, and fines arising from the litigation against Toyota pertaining to the pedal recall. We also note the footnote does not disclose whether a material loss or a material loss in excess of a recorded accrual is probable, reasonably possible, or remote and whether such amount or range is estimable. We refer you to ASC 450-20-50 pertaining to loss contingencies. Please disclose whether the estimates associated with your loss contingencies are gross or net of any third-party recoveries. To the extent that there are uncertainties or limitations associated with these recoveries (e.g., recovery is under litigation or third-party is experiencing financial difficulty), please also disclose:

•	The nature of these uncertainties or limitations;

•	Estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries; and

•	When you accrue for these recoveries.

United States Securities and Exchange Commission

Division of Corporation Finance

September 5, 2013

Response:

In connection with the preparation of the Company’s financial statements, the Company considers loss contingencies in accordance with the guidance provided in ASC 450-20-50. The Company provides gross estimates associated with its loss contingencies. Based on this assessment, the Company determined that there were no uncertainties or limitations associated with the Toyota pedal product. If and when the likelihood of a material loss in excess of the liability becomes at least reasonably possible, the Company will revise such disclosure to provide appropriate details concerning loss contingencies.

With regard to the Toyota litigation, the Company believes that the likelihood it would be held liable is very remote and cannot be estimated. Based upon the previously disclosed indemnification agreement, Toyota has reimbursed CTS for all costs associated with the recall and litigation, and based upon the agreement and Toyota’s financial viability, the Company believes there is no quantifiable risk to it in the future.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 574-523-3808.

Sincerely,

/s/ Kieran M. O’Sullivan
Kieran M. O’Sullivan
President and Chief Executive Officer